UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-26335

Team Financial, Inc.

(Exact name of registrant as specified in its charter)

c/o Redmond & Nazar, LLP

245 N. Waco, Suite 402

Wichita, Kansas 67202

(316) 262-8361

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 213*

* Team Financial, Inc., a bank holding company (“Team Financial”), on April 5, 2009, filed voluntary Chapter 11 proceedings in the U.S. Bankruptcy Court for the District of Kansas, Case No. 09-10925. The only significant assets owned by Team Financial as of the date of filing were claims to tax refunds. On June 12, 2013, the bankruptcy court entered an order approving a proposed compromise and settlement authorizing disbursement of the tax refunds, which had been collected by that time, among various competing parties. Upon completion of various administrative duties, including deregistration of Team Financial’s securities, the bankruptcy will be dismissed. When the bankruptcy was filed, Team Financial’s chief operating officer signed, under penalty of perjury, a list of equity security holders that indicated there were 213 holders of Team Financial’s common stock. That is the basis for the representation on this Form 15 of the number of holders of record. Team Financial no longer carries on any business and has no further assets.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Team Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TEAM FINANCIAL, INC.

Date:	February 14, 2014	By:	/s/ W. Thomas Gilman
			Name:	W. Thomas Gilman
			Title:	Attorney for Team Financial, Inc.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.